UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 14, 2009

Commission File Number: 333-119497

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES LAUNCHING NEW PRODUCT AT ITS BELORETSK METALLURGICAL PLANT

Beloretsk, Russia – April 14, 2009 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces that its Beloretsk Metallurgical
Plant OAO subsidiary (BMP OAO) started commercial production of a new product -
steel ropes manufactured from plastically drafted strands.
BMP OAO launched a new product – steel ropes manufactured from plastically drafted strands of 25 mm - 57 mm diameter.  The main advantage of the new product is high structural density and tensile strength, durability of wires in strands and strands in ropes ,low wearing of sheaves and reels due to bigger area of contact with a rope’s bearing surface. The lifetime of steel ropes with plastically drafted strands is 1.5 times longer as compared to conventional ropes.  Such ropes are used in open mine excavators, in mine hoists, tower and hoisting cranes, in oil production, etc.

Before launching the new product and pilot lots manufacturing, computer-aided calculation of the rope’s geometry was carried out.  The first lots of steel ropes were shipped to Mechel’s subsidiaries, Korshunov Mining Plant OAO and
Southern Kuzbass OAO, and their quality received positive feedback.  The new products undergo regular tests of their mechanical and physical properties in the plant’s lab.  All samples of plastically drafted ropes conform to the master data.
A number of Russian mining, oil and gas producing plants, machine building and fishing companies have already expressed their interest in buying ropes from plastically drafted strands.

***
Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: April 14, 2009	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO